

February 9, 2015

Via U.S. Mail
Ms. Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong

     Re: China Precision Steel, Inc.
              Form 10-K
              Filed October 14, 2014
              File No. 0-23039

Dear Ms. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2014

Liquidity and Capital Resources, page 32

1. You state you have historically met your liquidity requirements with cash provided by operations, equity financing and bank debt. We note your cash balance has decreased to only $73,827 at September 30, 2014, and you have defaulted on your bank debt of approximately $44 million. Considering, among other things, the going concern opinion from your auditors, a history of operating losses and current liabilities significantly outweighing current assets, please revise future filings, beginning with your December 31, 2014 Form 10-Q to:
   - Provide a detailed explanation of how you will meet your obligations due within one year, or to prominently and clearly state your belief that your current sources of liquidity are not sufficient to meet such obligations, if true;
   - Clarify whether the bank debt is due on demand; and

- Disclose whether the debtholders have made any indication that they intend to call such debt in the next twelve months.

Please show us what your intended disclosures will look like in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief